                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year end                     December 31, 2001
                        --------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number     000-23423
                       ---------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank
          802 Main Street
          West Point, Virginia 23181

          Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation
          1400 Alverser Drive
          Midlothian, Virginia 23113

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          C & F Financial Corporation
          802 Main Street
          West Point, Virginia 23181

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Virginia Bankers Association Defined
                                            Contribution Plan for Citizens and
                                            Farmers Bank

                                            Virginia Bankers Association Defined
                                            Contribution Plan for C & F Mortgage
                                            Corporation
                                            ------------------------------------
                                                     (Name of Plans)

Date     June 25, 2002                      /s/ Thomas F. Cherry
     ----------------------                 ------------------------------------
                                            Thomas F. Cherry
                                            Chief Financial Officer

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                              CONTRIBUTION PLAN FOR
                            CITIZENS AND FARMERS BANK

                              West Point, Virginia

                                FINANCIAL REPORT

                                DECEMBER 31, 2001

                                    CONTENTS

                                                                       Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                             1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                         2
  Statements of changes in net assets available for
    benefits                                                              3
  Notes to financial statements                                         4-8

SUPPLEMENTAL SCHEDULE

  Schedule of assets held for investment purposes                         9

                          INDEPENDENT AUDITOR'S REPORT

Virginia Bankers Association Defined Contribution
  Plan for Citizens and Farmers Bank

West Point, Virginia

     We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
April 4, 2002

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                         2001           2000
                                                     -----------    -----------
     Assets

Investments, at fair value                           $ 4,293,524    $ 4,154,313
                                                     -----------    -----------
Receivables:
  Employer contribution                              $   194,215    $   173,649
  Other                                                      941            809
                                                     -----------    -----------
          Total receivables                          $   195,156    $   174,458
                                                     -----------    -----------

Cash                                                 $    18,686    $    28,517
                                                     -----------    -----------

          Total assets                               $ 4,507,366    $ 4,357,288
                                                     -----------    -----------

     Liabilities

Excess contribution refund                           $     3,604    $        --
                                                     -----------    -----------

          Net assets available for benefits          $ 4,503,762    $ 4,357,288
                                                     ===========    ===========


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                       Statements of Changes in Net Assets
                             Available for Benefits
                 For the Years Ended December 31, 2001 and 2000


                                                        2001            2000
                                                    -----------     -----------
  Additions to net assets attributed to:
      Investment income (loss):
         Net depreciation in fair
           value of investments                     $  (323,087)    $  (264,653)
         Interest and dividends                          20,173          24,239
                                                    -----------     -----------
                                                    $  (302,914)    $  (240,414)
                                                    -----------     -----------
      Contributions:
         Employer                                   $   384,360     $   337,840
         Participant                                    280,544         248,819
         Rollover contributions                          19,248          44,884
                                                    -----------     -----------
                                                    $   684,152     $   631,543
                                                    -----------     -----------

           Total additions                          $   381,238     $   391,129
                                                    -----------     -----------

  Deductions from net assets attributed to:
      Benefits paid to participants                 $   212,707     $   283,555
      Administrative expenses                            22,057          22,239
                                                    -----------     -----------
                                                    $   234,764     $   305,794
                                                    -----------     -----------

           Net increase                             $   146,474     $    85,335

Net assets available for benefits:
      Beginning of period                             4,357,288       4,271,953
                                                    -----------     -----------

      End of period                                 $ 4,503,762     $ 4,357,288
                                                    ===========     ===========


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                          Notes to Financial Statements

Note 1.   Description of the Plan

          The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               General

                    The Plan is a defined contribution plan maintained by Citizens and Farmers Bank pursuant to the provisions of
                    Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               Contributions

                    Each participant may elect to defer from 1% to 20% of their pretax annual compensation, as defined in the Plan. The Bank makes a matching contribution to the Plan on behalf of each participant who makes a pretax contribution. The amount the Bank contributes is 100% of the first 5% of compensation. The Bank may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. This contribution is allocated in proportion of a participant's covered compensation to covered compensation of all participants. Discretionary contributions declared or made by the Bank were $194,215 and $175,481 during the plan years ended December 31, 2001 and 2000, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

               Participants' Accounts

                    Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contributions (b) Plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements

               Vesting

                    The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Bank's contributions occurs as follows:

                              Number of Years of
                               Vesting Service                   Vested Interest
                         -----------------------------           ---------------
                         Less than 3 years                              0%
                         3 years but less than 4 years                 20%
                         4 years but less than 5 years                 40%
                         5 years but less than 6 years                 60%
                         6 years but less than 7 years                 80%
                         7 years or more                              100%

               Investment Options

                    All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into any of 24 separate investment options consisting of managed, indexed or individual equity or fixed income funds.

                    A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Stock), the remaining balance and future contributions may be invested in the other investment fund options.

               Participants Notes Receivable

                    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
                    (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant's account and bear interest at 1/4 of 1% over the Corporation's prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

               Payment of Benefits

                    Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

                         Notes to Financial Statements

               Forfeited Accounts

                    As of December 31, 2001 and 2000, forfeited nonvested account balances totaled $127,424 and $58,886, respectively.

               Reclassifications

                    Certain reclassifications have been made to prior period amounts to conform to current year presentation.

Note 2.   Summary of Accounting Policies

               Basis of Accounting

                    The financial statements of the Plan are prepared under the accrual method of accounting.

               Use of Estimates

                    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

               Investment Valuation and Income Recognition

                    The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

                    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

               Benefit Payments

                    Benefit payments are recorded when paid.

                         Notes to Financial Statements

Note 3.   Plan Termination

          Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Note 4.   Investments

          The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                                    December 31,
                                                                       2001
                                                                    ------------

               Spartan U.S. Equity Fund                              $ 332,093
               Spartan U.S. Treasury Money Market Fund                 440,814
               Davis New York Venture Class A Fund                     719,022
               Dreyfus Short Term Income Fund                          274,844
               Franklin Small-Mid Cap Growth A Fund                    272,386
               Janus Fund                                              717,783
               PIMCO Renaissance Class D Fund                          385,854
               Third Avenue Value Fund                                 267,234

                                                                    December 31,
                                                                       2000
                                                                    ------------

               Spartan U.S. Equity Fund                              $ 434,111
               Spartan U.S. Treasury Money Market Fund                 312,351
               American Century Income and Growth Fund                 715,770
               Franklin Small Cap Growth A Fund                        224,081
               Janus Fund - Mid                                        730,605
               Janus Worldwide Fund                                    221,327
               PIMCO Total Return II Administrative Fund               442,835
               Weitz Value Fund                                        237,662

                         Notes to Financial Statements

          During the Plan years ending December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(323,087) and $(264,653) as follows:

                                                             December 31,
                                                      -------------------------
                                                         2001           2000
                                                      ----------     ----------

               Common Collective Trust Funds          $       --     $  (40,844)
               Employer Common Stock                      36,627        (10,795)
               Registered Investment Companies          (359,714)      (213,014)
                                                      ----------     ----------
                                                      $ (323,087)    $ (264,653)
                                                      ==========     ==========

Note 5.   Tax Status

          The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

Note 6.   Related-Party Transactions

          The Plan allows funds to be invested in the common stock of C & F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C & F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of the common stock is based on quotes from an active market.

Note 7.   Administrative Expenses

          Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.

Note 8.   Significant Amendments and Events

          The Plan was amended and restated effective as of March 15, 2000. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants as of March 2000, included various changes to the Plan. The most significant changes included a revision of Plan investment options to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan's Trustee, Virginia Bankers Association Benefits Corporation, for all investment funds other than the Employer Stock Fund. The Fiduciary, with respect to employer stock, is Citizens and Farmers Bank.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Schedule of Assets Held for Investment Purposes
                                December 31, 2001

                                                                       Fair
     Description of Asset/Identity of Issue                           Value
------------------------------------------------                   -----------

Registered Investment Companies
   Fidelity U.S. Bond Index Fund                                   $     9,168
   Spartan U.S. Equity Index Fund                                      332,093
   Spartan Total Market Index Fund                                      68,051
   Managers Bond Fund                                                      141
   Fidelity Cash Reserves Fund                                           1,818
   Fidelity Instl Cash Portfolio Fund                                    4,434
   Spartan U.S. Treasury Money Market Fund                             440,814
   Davis New York Venture Class A Fund                                 719,022
   Dreyfus Short-Term Income Fund                                      274,844
   First Eagle Sogen Overseas Class A Fund                             175,600
   Franklin Small-Mid Cap Growth A Fund                                272,386
   Janus Fund                                                          717,783
   Janus Worldwide Fund                                                125,075
   PIMCO Renaissance Class D Fund                                      385,854
   PIMCO Total Return II Administrative Fund                           223,881
   Strong Advantage Fund                                               147,296
   Third Avenue Value Fund                                             267,234
                                                                   -----------
                                                                   $ 4,165,494
                                                                   -----------
Common Stock
   C&F Financial Corporation - Employer Stock                      $   115,580
                                                                   -----------
Loan
   Participant notes                                               $    12,450
                                                                   -----------

          Total assets held for investment                         $ 4,293,524
                                                                   ===========

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                              CONTRIBUTION PLAN FOR
                            C&F MORTGAGE CORPORATION

                               Richmond, Virginia

                                FINANCIAL REPORT

                                DECEMBER 31, 2001

                                    CONTENTS

                                                                         Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                               1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                           2
  Statements of changes in net assets available
    for benefits                                                            3
  Notes to financial statements                                           4-8

SUPPLEMENTAL SCHEDULE

  Schedule of assets held for investment purposes                    9 and 10

                          INDEPENDENT AUDITOR'S REPORT

Virginia Bankers Association Defined Contribution
  Plan for C&F Mortgage Corporation
Richmond, Virginia

     We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
April 5, 2002

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                         2001            2000
                                                     -----------     -----------
         Assets

Investments, at fair value                           $ 2,063,061     $ 1,701,020
                                                     -----------     -----------
Receivables:
   Employer contribution                             $   299,183     $    41,533
   Dividends                                               1,174             875
                                                     -----------     -----------
          Total receivables                          $   300,357          42,408
                                                     -----------     -----------

Cash                                                 $    17,485     $    14,844
                                                     -----------     -----------

Net assets available for benefits                    $ 2,380,903     $ 1,758,272
                                                     ===========     ===========


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                       Statements of Changes in Net Assets
                             Available for Benefits
                 For the Years Ended December 31, 2001 and 2000

                                                         2001           2000
                                                     -----------    -----------
Additions to net assets attributed to:
   Investment (loss):
      Net (depreciation) in fair value
         of investments                              $  (190,003)   $  (172,321)
      Interest and dividends                               4,588          4,180
                                                     -----------    -----------
                                                     $  (185,415)   $  (168,141)
                                                     -----------    -----------
   Contributions:
      Employer                                       $   299,183    $    48,650
      Participant                                        501,618        403,268
      Rollover and other contributions                    55,150         16,268
                                                     -----------    -----------
                                                     $   855,951    $   468,186
                                                     -----------    -----------

              Total additions                        $   670,536    $   300,045
                                                     -----------    -----------
Deductions from net assets attributed to:
   Benefits paid to participants                     $    34,567    $   287,707
   Administrative expenses                                13,338         12,969
                                                     -----------    -----------
              Total deductions                       $    47,905    $   300,676
                                                     -----------    -----------

              Net increase (decrease)                $   622,631    $      (631)

Net assets available for benefits:
   Beginning of period                                 1,758,272      1,758,903
                                                     -----------    -----------

   End of period                                     $ 2,380,903    $ 1,758,272
                                                     ===========    ===========


See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                          Notes to Financial Statements

Note 1.   Description of the Plan

          The following description of the Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               General

                    The Plan is a defined contribution plan maintained by C&F Mortgage Corporation pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

               Contributions

                    Each participant may elect to defer from 1% to 15% of their pretax annual compensation, as defined in the Plan. The Company may make a discretionary profit sharing contribution, determined annually by the Board of Directors. The contribution is allocated in proportion of a participant's contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company were $308,526 and $65,827 during the plan years ended December 31, 2001 and 2000, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

               Participants' Accounts

                    Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements

               Vesting

                    The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company's contributions occurs as follows:

                             Number of Years of
                               Vesting Service                   Vested Interest
                         -----------------------------           ---------------

                         Less than 2 years                                0%
                         2 years but less than 3 years                   25%
                         3 years but less than 4 years                   50%
                         4 years but less than 5 years                   75%
                         5 years or more                                100%

               Investment Options

                    All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into over 50 separate investment options. The options include pooled separate accounts, guaranteed interest accounts, money market and managed accounts.

                    A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Stock). Participants may change their investment options the first day of the month of each quarter.

               Payment of Benefits

                    Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

               Forfeited Accounts

                    At December 31, 2001 and 2000, forfeited nonvested accounts totaling $9,343 and $17,177, respectively, were used to reduce employer contributions.

                         Notes to Financial Statements

Note 2.   Summary of Accounting Policies

          Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

          Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

               The Plan's investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan's Guaranteed Interest Accounts, guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company's general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

               In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

          Benefit Payments

               Benefit payments are recorded when paid.

Note 3.   Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the portion of their account not previously vested.

                         Notes to Financial Statements

Note 4.   Investments

          The Plan's investment assets are currently held by the custodians, Manulife Financial Corporation and Raymond James Financial Services, Inc. The following table presents investments for the years ended December 31, 2001 and 2000 that represent 5 percent or more of the Plan's net assets.

                                                               December 31,
                                                           --------------------
                                                              2001       2000
                                                           ---------  ---------

          Manulife Lifestyle Fund - Aggressive Portfolio   $ 407,650  $ 371,861
          Manulife Lifestyle Fund - Balanced Portfolio       193,013    144,490
          Manulife Lifestyle Fund - Growth Portfolio         665,742    620,245
          C&F Financial Corporation Stock                    156,480     90,698



          During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(190,003) and $(172,321), respectively as follows:

                                                               December 31,
                                                           --------------------
                                                              2001       2000
                                                           ---------  ---------

          Pooled separate accounts                         $(229,622) $(157,669)
          Common stock                                        39,606    (14,664)
          Guaranteed investment contracts                         13         12
                                                           ---------  ---------
                                                           $(190,003) $(172,321)
                                                           =========  =========

Note 5.   Tax Status

          The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                         Notes to Financial Statements

Note 6.   Related Party Transactions

          Certain Plan investments are units of pooled separate accounts managed in part by Manufacturers Advisor Corporation. Group annuity contracts for guaranteed interest accounts are issued by Manufacturers Life Insurance Company. Both Manufacturers Advisor Corporation and the Manufacturers Life Insurance Company are affiliates of Manulife Financial Corporation, the Plan asset custodian. Therefore, transactions in these investments qualify as party-in-interest. Fees charged for services by the party-in-interest are based on customary rates for such services.

          The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of common stock is based on quotes from an active market.

Note 7.   Administrative Expenses

          Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.

Note 8.   Significant Amendments & Events

          Effective January 1, 2001, C&F Title Agency, Inc., an affiliated corporation, adopted the VBA Defined Benefit Contribution Plan for C&F Mortgage Corporation.

          Also effective January 1, 2001, the Plan was amended to permit employees filling certain job positions of the Ellicott City, Maryland branch office to become eligible for any Employer matching contributions. These positions include receptionists, set up clerks, administrative assistants, and loan processors.

          During 1999, the Plan's trustee was changed from the Virginia Bankers Association Benefits Corporation to the Corporation's Chief Financial Officer and the Human Resource Manager. As of the date of our report, the plan documents had not been finalized to reflect these changes.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                 Schedule of Assets Held for Investment Purposes
                                December 31, 2001

                                                                       Fair
     Description of Asset/Identity of Issue                           Value
--------------------------------------------------                 -----------

Pooled Separate Accounts
   Manulife Aggressive Growth Fund                                 $    15,599
   Manulife Balanced Fund                                               18,337
   Manulife Capital Growth Stock Fund                                    6,439
   Manulife Developing Markets Fund                                      5,324
   Manulife Dividend & Growth Fund                                      24,354
   Manulife Emerging Growth Stock Fund                                   8,904
   Manulife Enterprise Fund                                             22,007
   Manulife Equity Income Fund                                           4,313
   Manulife Foreign Fund                                                 5,603
   Manulife Blue Chip Fund                                               3,400
   Manulife Prudential Jennison Growth Fund                              2,235
   Manulife Large-Cap Fund                                              30,784
   Manulife Fidelity Advisor Dividend Growth Fund                        9,912
   Manulife Growth Plus Stock Fund                                      12,650
   Manulife High-Core Bond Fund                                          4,105
   Manulife High-Yield Fund                                              7,792
   Manulife Spectrum Income Fund                                         1,885
   Manulife 500 Index Fund                                              36,616
   Manulife International Stock Fund                                     4,769
   Manulife Equity Growth Fund                                          30,254
   Manulife Lifestyle Fund-Aggressive Portfolio                        407,650
   Manulife Lifestyle Fund-Balanced Portfolio                          193,013
   Manulife Lifestyle Fund-Conservative Portfolio                        8,314
   Manulife Lifestyle Fund-Growth Portfolio                            665,742
   Manulife Lifestyle Fund-Moderate Portfolio                           59,131
   Manulife Wietz Ptns Fund                                             36,578
   Manulife AIM Constellation Fund                                       7,264
   Manulife Beacon Fund                                                 12,643
                                                                   -----------
        Carried Forward                                            $ 1,645,617
                                                                   -----------

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                 Schedule of Assets Held for Investment Purposes
                                   (Continued)
                                December 31, 2001

                                                                       Fair
     Description of Asset/Identity of Issue                           Value
--------------------------------------------------                 -----------

          Carried Forward                                          $ 1,645,617

Pooled Separate Accounts (cont'd)
   Manulife Overseas Fund                                                5,481
   Manulife Science & Technology Fund                                   74,705
   Manulife Select Twenty Fund                                          46,158
   Manulife Quantitative Mid Cap Fund (VS)                              26,271
   Manulife Lord Abbett Develop Growth Fund                             11,469
   Manulife Small-Mid-Cap Growth Fund                                   27,615
   Manulife Dominion Social Equity Fund                                  3,072
   Manulife Value & Restructuring Fund                                  35,389
   Manulife Worldwide Fund                                              10,061
   Manulife Short Term Fund                                                428
   Manulife Total Return Fund                                            2,418
   Manulife New York Venture Fund                                        3,768
   Manulife Balance Sheet Fund                                           2,228
   Manulife Capital Opportunities Fund                                   3,874
   Manulife Global Equities Fund                                           172
   Manulife Passport Fund                                                  757
   Manulife Net Net Fund                                                 3,320
   Manulife Index Total Fund                                                82
                                                                   -----------
                                                                   $ 1,902,885
                                                                   -----------
Common Stock
   C&F Financial Corporation                                       $   156,480
                                                                   -----------
Guaranteed Interest Accounts
   Guaranteed Investment Contract                                  $     3,696
                                                                   -----------

          Total assets held for investment purposes                $ 2,063,061
                                                                   ===========